UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 4

[ X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). **

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Khanna Sudhir (Last) (First) (Middle) 6407 Alderwood Trail (Street) Mississauga, Ontario L5N 6W9 (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol: EdgeTech Services Inc. (EDGH)				6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X__ Director ___10% Owner ___ Officer (give title ___ Other (specify below) below)
		3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) N/A		4. Statement for Month/Year 02/2003
		5. If Amendment, Date of Original (Mo/Yr) N/A		7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7 Nature of Indirect Beneficial Ownership (Instr. 4).
			Amount	(A) or (D)	Price
Common Stock	02/25/2003	S	2,900	D	$0.90	1,022,100	I	By Spouse
Common Stock	--	--	--	--	--	165,000	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**  Resigned from Board and no longer subject to reporting requirements.

Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8) Code V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number
Right to exercise options for common stock	--	--	--	--	--	Feb/01/02	Feb/01/05	Common	175,000	$0.30	175,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/01	Dec/31/06	Common	0	$0.20	0	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/02	Dec/31/07	Common	0	$0.25	0	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/03	Dec/31/08	Common	50,000	$0.30	50,000	Direct	N/A
Units for common stock	--	--	--	--	--	Feb/01/00	Feb/01/05	Common	250,000	$1.00	500,000	Direct	N/A

Explanation of Responses - Notes :

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations.

February 27, 2003

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Date

Note:  File three copies of this Form, one of which must be manually signed,  If space

Provided is insufficient, see Instruction 6 for procedure.                                                                                                             /s/ Sudhir Khanna

** Signature of Reporting Person – Sudhir Khanna